Mail Stop 6010
      March 7, 2006

By U.S. Mail and Facsimile to (610) 688-3641

Mr. David Berkowitz
Vice President and Controller
Escalon Medical Corp.
565 East Swedesford Road, Suite 200
Wayne, PA 19087

		RE: 	Escalon Medical Corp.
				Form 10-K for the fiscal year ended June 30,
2005
Forms 10-QSB for the fiscal quarters ended September 30, 2005 and
December 31, 2005
      Forms 8-K filed September 29, 2005 and October 6, 2004
			File No.   0-20127

Dear Mr. Berkowitz:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2005

Item 9A.  Controls and Procedures, page 32

1. We note your disclosure that your management "concluded that the
Company`s disclosure controls and procedures are effective in recording, processing, summarizing and recording, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

2. Additionally we note your statement that a "control system, no matter how well conceived and operated, cannot provide absolute assurance that the objectives of the internal control system are met..." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.
Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Consolidated Financial Statements

Note 7. Capital Stock Transactions, page F-18

Sale of Common Stock and Warrants, page F-19

3. We note on March 17, 2004 you issued common stock and warrants for aggregate proceeds of $9.8 million. Please tell us and revise your footnote in future filings to disclose how you valued and accounted for the warrants and the related registration rights agreements, citing any authoritative literature upon which you are relying. Tell us how you considered the registration rights included as part of the terms of the warrants granted in the analysis you performed to determine the appropriate classification of the warrants as equity or liability. Also, tell us and disclose the maximum amount of any penalties for failing to have and maintain effectiveness of you registration statement.

Note 12. Acquisition of Drew and Pro Forma Results of Operations, page F-27

4. We note that a significant portion of your acquisition price related to the Drew acquisition was allocated to goodwill. Tell us and revise future filings to provide a description of the factors that contributed to a purchase price that resulted in recognition of such a significant goodwill asset in accordance with paragraph 51(b)
of SFAS 141. Additionally please tell us how you determined to allocate the excess purchase price between goodwill and other intangible assets. Specifically discuss the reasons for not allocating more of the excess purchase price to intangible assets such as customer relationships, contracts, licenses, technology, etc.
For reference see EITF 02-17 and Appendix A of SFAS 141.

Note 13. Segmental Reporting, page F-29

5. If revenues or assets in any foreign country are material, please revise future filings to disclose the amount of such revenues and assets separately. For reference see paragraph 38 of SFAS 131.

Forms 10-QSB for the quarters ended September 30, and December 31,
2005

6. Please provide us with you analysis, under Item 10(a)(2)(iv) of Regulation S-B that demonstrates you are eligible to file on Form
10-
QSB starting with the quarter ended September 30, 2005.

Form 8-K filed September 29, 2005

7. We note that you present your non-GAAP measures and
reconciliation
in the form of non-GAAP statements of income. This format may be confusing to investors as it also reflect several non-GAAP measures, including non-GAAP revenue, non-GAAP cost of goods sold, non-GAAP gross margin, non-GAAP loss from operations, non-GAAP income before income taxes, and non- GAAP diluted earnings per share, which have not been described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here
as a result of the presentation format.  Please note that
Instruction
2 to Item 2.02 of Form 8-K requires that when furnishing
information
under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-
GAAP measure presented and explain why you believe the measures provide useful information to investors.
*
To eliminate investor confusion, please remove the non-GAAP statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.
* Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Form 8-K filed October 6, 2004

Exhibit 99.1

Independent Auditors` Report, page 2

8. We see that the independent auditors have provided a "draft" form of their audit report. Please have the auditors revise their report to remove the "draft" and amend your Form 8-K accordingly.

9. In this regard, we note that the audit report issued by Baker Tilly has an introductory paragraph that limits the liability of their audit work. Please have the independent auditors tell us how this audit report complies with the requirements of AU Section 508 and Article 2 of Regulation S-X. We may have additional comments after reviewing your response.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.

      								Sincerely,

								Angela Crane
      Branch Chief


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Mr. David Berkowitz
Escalon Medical Corp.
March 7, 2006
Page 5